UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 25, 2012, in anticipation of the expiration on April 30, 2012 of that certain Services and Development Agreement dated as of January 1, 2009 between NTS Mortgage Income Fund (the "Fund") and Residential Management Company, a Kentucky corporation ("Residential")(as amended pursuant to that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010, that Third Amendment to Services and Development Agreement dated as of June 30, 2010, that Fourth Amendment to Services and Development Agreement dated as of September 30, 2010, that Fifth Amendment to Services and Development Agreement dated as of December 31, 2010, that Sixth Amendment to Services and Development Agreement dated as of March 31, 2011, that Seventh Amendment to Services and Development Agreement dated as of June 30, 2011, that Eighth Amendment to Services and Development Agreement dated as of September 30, 2011 and that Ninth Amendment to Services and Development Agreement dated as of December 31, 2011)(collectively, the "Agreement"), the Fund and Residential entered into a Tenth Amendment to Services and Development Agreement ("Tenth Amendment"). The Tenth Amendment extends the term of the Agreement from April 30, 2012 until June 30, 2012, unless terminated sooner by agreement of the parties. The Agreement supersedes and replaces all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than amending the term of the Agreement, the Tenth Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on April 25, 2012, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation ("NTS"), containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of April 10, 2012 through June 30, 2012. As of April 10, 2012, the Fund owed $8,575,150.76 to NTS and its affiliates.

NTS/Virginia Development Company ("NTS/Virginia") and NTS/Lake Forest II Residential Corporation ("NTS/LFII") are wholly-owned subsidiaries of the Fund, and in consideration of the benefits that NTS/Virginia has received from the loans and advances made to the Fund and NTS/LFII pursuant to the existing promissory notes, NTS/Virginia has agreed to assume the debt evidenced by promissory notes previously executed by the Fund and NTS/LFII.

On April 25, 2012, NTS/Virginia executed new promissory notes to consolidate the debt evidenced by all of the existing promissory notes that are scheduled to expire on April 30, 2012 (including those previously executed by the Fund and NTS/LFII), and to cover cash advances not otherwise evidenced by promissory notes as of April 10, 2012 through June 30, 2012. The new promissory notes are as follows:

NTS/Virginia executed three (3) Consolidated, Amended and Restated Promissory Notes, one in the amount of $1,147,533.95 made in favor of NTS, one in the amount of $5,610,145.32 made in favor of Residential Management and one in the amount of $1,774,009.97 made in favor of NTS Financial Partnership.

Orlando Lake Forest Joint Venture, a Florida joint venture in which the Fund has a 50% ownership interest executed two (2) Promissory Notes, an Amended and Restated Promissory Note in the amount of $25,803.17 made in favor of NTS, and a Consolidated, Amended and Restated Promissory Note in the amount of $61,119.88 made in favor of Residential Management.

All of the new promissory notes are dated as of April 25, 2012 and mature on June 30, 2012. Other than discussed herein, the new promissory notes do not modify any other terms or provisions of the original notes, which continue to remain in effect.

Copies of the newly executed documents and promissory notes are attached to this Current Report on Form 8-K as Exhibits 10.1 – 10.11 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:

    10.1   Tenth Amendment to Services and Development Agreement

    10.2   Letter to the Audit Committee dated April 25, 2012

    10.3   Consolidated, Amended and Restated Promissory Note dated as of April 25, 2012, made by NTS/Virginia Development Company payable to NTS Development Company

    10.4   Consolidated, Amended and Restated Promissory Note dated as of April 25, 2012, made by NTS/Virginia Development Company payable to Residential Management Company

    10.5   Consolidated, Amended and Restated Promissory Note dated as of April 25, 2012, made by NTS/Virginia Development Company payable to NTS Financial Partnership

    10.6   Amended and Restated Promissory Note dated as of April 25, 2012, made by Orlando Lake Forest Joint Venture payable to NTS Development Company

    10.7   Consolidated, Amended and Restated Promissory Note dated as of April 25, 2012, made by Orlando Lake Forest Joint Venture payable to Residential Management Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: April 26, 2012

TENTH AMENDMENT TO

SERVICES AND DEVELOPMENT AGREEMENT

THIS TENTH AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 25th day of April, 2012, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential").

R E C I T A L S

A.   Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010, that Third Amendment to Services and Development Agreement dated as of June 30, 2010, that Fourth Amendment to Services and Development Agreement dated as of September 30, 2010, that Fifth Amendment to Services and Development Agreement dated as of December 31, 2010, that Sixth Amendment to Services and Development Agreement dated as of March 31, 2011, that Seventh Amendment to Services and Development Agreement dated as of June 30, 2011, that Eighth Amendment to Services and Development Agreement dated as of September 30, 2011 and that Ninth Amendment to Services and Development Agreement dated as of December 31, 2011 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B.   The Term of the Agreement was extended until April 30, 2012;

C.   Fund and Residential now desire to further extend the Term of the Agreement through June 30, 2012, and to modify Section 2.2 thereof.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

1.   As of the date of this Tenth Amendment, the Term of the Agreement is hereby extended through June 30, 2012.

2.   Section 2.2 of the Agreement is hereby modified and amended to read as follows:

"Subject to Section 2.3 hereof, the term of this Agreement shall be for a period commencing on the effective date hereof and ending on June 30, 2012 (the "Term"), unless sooner terminated by written agreement of the Fund and Residential."

3.   Section 2.3 of the Agreement is hereby amended and modified to read as follows:

"This Agreement may be renewed only by written agreement of both parties on or before the expiration of the Term."

4.   This Tenth Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5.   The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this Tenth Amendment to Services and Development Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By:

Brian F. Lavin
President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By:

Gregory A. Wells
Executive Vice President



10172 Linn Station Road
Louisville, KY 40223

April 25, 2012

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of April 10, 2012, and to permit any such amounts to accrue through June 30, 2012, other than as permitted by cash flows of the Fund. As of April 10, 2012, the Fund owed $8,575,150.76 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between April 10, 2012 and June 30, 2012, and for those expenses provided for in the Fund's 2011-2012 Budget as approved by the Fund's Board of Directors through June 30, 2012. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to PNC Bank, National Association.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on June 30, 2012. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.



J.D. Nichols
Chairman of NTS Development Company
and Residential Management Company



Brian F. Lavin
President of NTS Development Company
and Residential Management Company

CONSOLIDATED,
AMENDED AND RESTATED
PROMISSORY NOTE

$1,147,533.95


Louisville, Kentucky
April 25, 2012


WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Forty Eight Thousand Ninety Six Dollars and Eighty Cents ($148,096.80) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of January – April 2012 for payroll billing and overhead fees in the aggregate amount of Three Thousand Four Hundred Twenty Eight Dollars and No Cents ($3,428.00) (the "Advances"); and

WHEREAS, Lender has made various advances to NTS Mortgage Income Fund, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Fund"), in the aggregate amount of Nine Hundred Sixty Three Thousand Nine Hundred Fifty Two Dollars and Fifty Five Cents ($963,952.55), which amount is evidenced by the following promissory notes from the Fund to Lender (collectively, the "Fund Notes"):

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by the Fund payable to the order of Lender in the face principal amount of Nine Hundred Fourteen Thousand Seven Dollars and Twenty Nine Cents ($914,007.29); and

(b) that certain Promissory Note dated January 18, 2012 made by the Fund payable to the order of Lender in the face principal amount of Twenty Seven Thousand Five Hundred Thirty Eight Dollars and Forty Eight Cents ($27,538.48); and

(c) that certain Promissory Note dated February 20, 2012 made by the Fund payable to the order of Lender in the face principal amount of Twelve Thousand Three Dollars and One Cent ($12,003.01); and

(d) that certain Promissory Note dated March 23, 2012 made by the Fund payable to the order of Lender in the face principal amount of Ten Thousand Four Hundred Three Dollars and Seventy Seven Cents ($10,403.77); and

WHEREAS, Lender has made additional advances or loans to the Fund during the months of March – April 2012 for payroll billing and overhead fees in the aggregate amount of Twenty Six Thousand Four Hundred Thirty Five Dollars and Fifty One Cents ($26,435.51) (the "Fund Advances"); and

WHEREAS, Lender has made advances to NTS/Lake Forest II Residential Corporation, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("NTS/LFII"), in the aggregate amount of Five Thousand Six Hundred Twenty One Dollars and Nine Cents ($5,621.09), which amount is evidenced by the following promissory note from NTS/LFII to Lender (the "NTS/LFII Note"):

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by NTS/LFII payable to the order of Lender in the face principal amount of Five Thousand Six Hundred Twenty One Dollars and Nine Cents ($5,621.09); and

WHEREAS, Borrower and NTS/LFII are wholly-owned subsidiaries of the Fund, and in consideration of the benefits that Borrower has received from the loans and advances made to the Fund and NTS/LFII pursuant to the Fund Notes, the Fund Advances and the NTS/LFII Note, Borrower has agreed to assume the Fund Notes, the Fund Advances and the NTS/LFII Note; and

WHEREAS, for the convenience of the Borrower and the Lender, Borrower and Lender have agreed to consolidate Note 2011, the Advances, the Fund Notes, the Fund Advances and the NTS/LFII Note (sometimes hereinafter referred to collectively as the "Notes/Advances"), in this Consolidated, Amended and Restated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes/Advances;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated, Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE MILLION ONE HUNDRED FORTY SEVEN THOUSAND FIVE HUNDRED THIRTY THREE DOLLARS AND NINETY FIVE CENTS ($1,147,533.95) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning May 1, 2012 until June 30, 2012 on which date all outstanding principal

and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate.   If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   Prepayment.   The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   Events of Default.   The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender

may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

5

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation



By: _____
Name: Brian F. Lavin
Title: President


CONSOLIDATED,
AMENDED AND RESTATED
PROMISSORY NOTE


$5,610,145.32   **Louisville, Kentucky**
                                                                              April 25, 2012

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by Borrower payable to the order of Lender in the face principal amount of Five Million Three Hundred Four Thousand Three Hundred Seven Dollars and Forty Eight Cents ($5,304,307.48) ("Note 2011"); and

(b) that certain Promissory Note dated January 18, 2012 made by Borrower payable to the order of Lender in the face principal amount of Thirty Nine Thousand One Hundred Sixty Five Dollars and Eight Nine Cents ($39,165.89) ("Note 2012-1"); and

(c) that certain Promissory Note dated February 20, 2012 made by Borrower payable to the order of Lender in the face principal amount of Thirty Four Thousand Four Hundred Fifty Seven Dollars and Thirty Nine Cents ($34,457.39) ("Note 2012-2"); and

(d) that certain Promissory Note dated March 23, 2012 made by Borrower payable to the order of Lender in the face principal amount of Fifty Three Thousand Six Hundred Thirty Two Dollars and Eight Cents ($53,632.08) ("Note 2012-3"); and

Notes 2011, 2012-1, 2012-2 and 2012-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of April 2012 for payroll billings and overhead fees in the aggregate amount of Twenty Four Thousand Two Hundred Nine Dollars and Thirty Nine Cents ($24,209.39) (the "Advances"); and

WHEREAS, Lender has made advances to NTS Mortgage Income Fund, a Delaware corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Fund"), in the aggregate amount of Three Thousand Three Hundred Sixty Dollars and No Cents ($3,360.00), which amount is evidenced by the following promissory note from the Fund to Lender (the "Fund Note"):

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by the Fund payable to the order of Lender in the face principal amount of Three Thousand Three Hundred Sixty Dollars and No Cents ($3,360.00); and

WHEREAS, Lender has made advances to NTS/Lake Forest II Residential Corporation, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 ("NTS/LFII"), in the aggregate amount of One Hundred Forty Five Thousand Seven Hundred Fifty Six Dollars and Twenty One Cents ($145,756.21), which amount is evidenced by the following promissory note from NTS/LFII to Lender (the "NTS/LFII Note"):

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by NTS/LFII payable to the order of Lender in the face principal amount of One Hundred Forty Five Thousand Seven Hundred Fifty Six Dollars and Twenty One Cents ($145,756.21); and

WHEREAS, Lender has made additional advances or loans to NTS/LFII during the months of January – April 2012 for payroll billing and overhead fees in the aggregate amount of Five Thousand Two Hundred Fifty Six Dollars and Eighty Eight Cents ($5,256.88) (the "NTS/LFII Advances"); and

WHEREAS, Borrower and NTS/LFII are wholly-owned subsidiaries of the Fund, and in consideration of the benefits that Borrower has received from the loans and advances made to the Fund and NTS/LFII pursuant to the Fund Note, the NTS/LFII Note and the NTS/LFII Advances, Borrower has agreed to assume the Fund Note, the NTS/LFII Note, and the NTS/LFII Advances; and

WHEREAS, for the convenience of the Borrower and the Lender, Borrower and Lender have agreed to consolidate the Notes, the Advances, the Fund Note, the NTS/LFII Note and the NTS/LFII Advances (sometimes hereinafter referred to collectively as the "Notes/Advances"), in this Consolidated, Amended and Restated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes/Advances;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated, Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of FIVE MILLION SIX HUNDRED TEN THOUSAND ONE HUNDRED FORTY FIVE DOLLARS AND THIRTY TWO CENTS ($5,610,145.32) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning May 1, 2012 until June 30, 2012 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. Prepayment. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i) Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii) The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii) Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv) A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition

3

of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v) Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6. <u>Indemnity</u>. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7. <u>Miscellaneous</u>. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power

4

arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules**. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8.   **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation

By:

Name: Gregory A. Wells
Title: Executive Vice President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:

Name: Brian F. Lavin
Title: President

CONSOLIDATED,
AMENDED AND RESTATED
PROMISSORY NOTE

$1,774,009.97

Louisville, Kentucky
April 25, 2012

WHEREAS, **NTS FINANCIAL PARTNERSHIP**, a Kentucky general partnership having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by the following promissory notes:

(a) that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by Borrower payable to the order of Lender in the face principal amount of One Million Three Hundred Ninety One Thousand Three Hundred Nine Dollars and Ninety Seven Cents ($1,391,309.97) ("Note 2011"); and

(b) that certain Promissory Note dated January 18, 2012 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Thirty One Thousand Dollars and No Cents ($131,000.00) ("Note 2012-1"); and

(c) that certain Promissory Note dated February 20, 2012 made by Borrower payable to the order of Lender in the face principal amount of Thirty Seven Thousand One Hundred Fifty One Dollars and Fifty Nine Cents ($37,151.59) ("Note 2012-2"); and

(d) that certain Promissory Note dated March 23, 2012 made by Borrower payable to the order of Lender in the face principal amount of One Hundred Nine Thousand Five Hundred Forty Eight Dollars and Forty One Cents ($109,548.41) ("Note 2012-3"); and

Notes 2011, 2012-1, 2012-2 and 2012-3 are sometimes hereinafter referred to collectively as the "Notes."

WHEREAS, Lender has made additional advances or loans to the Borrower during the months of March – April 2012 for payroll billings and overhead fees in an aggregate amount of One Hundred Five Thousand Dollars and No Cents ($105,000.00) (the "Advances") due to the Lender; and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to consolidate the Notes in their entirety hereunder and to include the amount of the Advances in the principal balance due under this Consolidated, Amended and Restated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Notes;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated, Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of ONE MILLION SEVEN HUNDRED SEVENTY FOUR THOUSAND NINE DOLLARS AND NINETY SEVEN CENTS ($1,774,009.97) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. <u>Interest Rate</u>. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. <u>Payment Terms</u>. Interest shall be due and payable commencing on the first day of each month beginning May 1, 2012 until June 30, 2012 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3. <u>Late Payments; Default Rate</u>. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4. <u>Prepayment</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5. <u>Events of Default</u>. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity.   The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not

apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7. Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both

the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial.** **The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS FINANCIAL PARTNERSHIP,
a Kentucky general partnership

By: NTS Capital Corporation, General Partner

By:

Name: Gregory A. Wells
Title: Executive Vice President

BORROWER:

NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By:

Name: Brian F. Lavin
Title: President

AMENDED
AND
RESTATED
PROMISSORY NOTE

$25,803.17   **Louisville, Kentucky**
                                                                                          April 25, 2012

WHEREAS, **NTS DEVELOPMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by Borrower payable to the order of Lender in the face principal amount of Twenty Five Thousand Eight Hundred Three Dollars and Seventeen Cents ($25,803.17) ("Note 2011"); and

WHEREAS, Lender and Borrower desire to extend the Maturity Date of Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of TWENTY FIVE THOUSAND EIGHT HUNDRED THREE DOLLARS AND SEVENTEEN CENTS ($25,803.17) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   Payment Terms. Interest shall be due and payable commencing on the first day of each month beginning May 1, 2012 until June 30, 2012 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   Late Payments; Default Rate. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any

Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   <u>Prepayment</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   <u>Events of Default</u>. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

(i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

(ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

(iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any

kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.　　Indemnity.　The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder.　The Borrower may participate at its expense in the defense of any such auction or claim.

7.　　Miscellaneous.　All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail.　Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth above or to such other address as any party may give to the other for such purpose in accordance with this section.　No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power.　The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity.　No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel.　If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect.　The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment.

The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

NTS DEVELOPMENT COMPANY,
a Kentucky corporation

By:

Name: Gregory A. Wells
Title: Executive Vice President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing
        General Partner

By:

Name: Brian F. Lavin
Title: President

CONSOLIDATED,
AMENDED AND RESTATED
PROMISSORY NOTE

$61,119.88

Louisville, Kentucky
April 25, 2012

WHEREAS, **RESIDENTIAL MANAGEMENT COMPANY**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Kentucky, 40223 (the "Lender") has made certain loans and advances to **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida joint venture having an address of 10172 Linn Station Road, Louisville, Kentucky 40223 (the "Borrower"), which loans and advances are evidenced by that certain Fourth 2011 Consolidated Promissory Note dated December 31, 2011 made by Borrower payable to the order of Lender in the face principal amount of Sixty One Thousand Ninety Eight Dollars and Twenty Four Cents ($61,098.24) ("Note 2011"); and

WHEREAS, Lender has made additional advances or loans to the Borrower during the month of January 2012 for payroll billings and overhead fees in the aggregate amount of Twenty One Dollars and Sixty Four Cents ($21.64) (the "Advances"); and

WHEREAS, for the convenience of Borrower and Lender, the parties have agreed to include the amount of the Advances in the principal balance due under Note 2011 in this Consolidated, Amended and Restated Promissory Note, which consolidation shall in no manner constitute a repayment, satisfaction or novation of the indebtedness evidenced by the Note 2011;

NOW THEREFORE, Borrower makes and grants to Lender this Consolidated, Amended and Restated Promissory Note (the "Note") under the following terms:

FOR VALUE RECEIVED, Borrower promises to pay to Lender, in lawful money of the United States of America in immediately available funds at its offices located at 10172 Linn Station Road, Louisville, Kentucky 40223, or at such other location as the Lender may designate from time to time, the principal sum of SIXTY ONE THOUSAND ONE HUNDRED NINETEEN DOLLARS AND EIGHTY EIGHT CENTS ($61,119.88) (the "Loan"), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1.   Interest Rate. The principal balance of the Loan will bear interest at a fixed rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) equal to five and thirty-four one-hundredths percent (5.34%) per annum (the "Fixed Rate").

In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2.   <u>Payment Terms</u>. Interest shall be due and payable commencing on the first day of each month beginning May 1, 2012 until June 30, 2012 on which date all outstanding principal and accrued interest shall be due and payable in full (the "Maturity Date"). Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Lender may choose, in its sole discretion.

3.   <u>Late Payments; Default Rate</u>. If a payment is more than 15 days late, the Borrower shall also pay to the Lender a late charge equal to 5% of the unpaid portion of the payment or $100, whichever is greater (the "Late Charge"). Such 15 day period shall not be construed in any way to extend the due date of any such payment. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Lender upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (calculated on the basis of the actual number of days that principal is outstanding over a year of 360 days) which shall be four percentage points (4%) in excess of the Fixed Rate in effect from time to time but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note. Both the Late Charge and the Default Rate are imposed as liquidated damages for the purpose of defraying the Lender's expenses incident to the handling of delinquent payments, but are in addition to, and not in lieu of, the Lender's exercise of any rights and remedies hereunder, under the Loan Documents or under applicable law, and any fees and expenses of any agents or attorneys which the Lender may employ. In addition, the Default Rate reflects the increased credit risk to the Lender of carrying a loan that is in default. The Borrower agrees that the Late Charge and Default Rate are reasonable forecasts of just compensation for anticipated and actual harm incurred by the Lender, and that the actual harm incurred by the Lender cannot be estimated with certainty and without difficulty.

4.   <u>Prepayment</u>. The indebtedness evidenced by this Note may be prepaid in whole or in part at any time without penalty or premium.

5.   <u>Events of Default</u>. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note:

    (i)   Borrower fails to make any payment when due hereunder, or fails to otherwise comply with any term or provision of this Note, and such failure is not cured within any applicable cure period or fails to comply;

    (ii)   The filing by or against Borrower of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed or stayed within 30 days of the commencement thereof);

    (iii)   Any assignment by Borrower for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of Borrower;

(iv)   A judgment or judgments are entered against Borrower, Borrower defaults in the payment of any other debts or there is a material adverse change in the financial condition of Borrower, or the Lender in good faith believes the prospects for repayment of this Note have been impaired; and

(v)   Any material statement made to the Lender about Borrower, or about Borrower's financial condition, or about any collateral securing this Note is false or misleading.

Upon the occurrence of an Event of Default: (a) in an Event of Default specified in clauses (ii) or (iii) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (b) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Lender and without demand or notice of any kind may be accelerated and become immediately due and payable; (c) at the option of the Lender, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (d) the Lender may exercise from time to time any of the rights and remedies available to the Lender under applicable law.

6.   Indemnity. The Borrower agrees to indemnify each of the Lender, each legal entity, if any, who controls, is controlled by or is under common control with the Lender, and each of their respective directors, officers and employees (the "Indemnified Parties"), and to hold each Indemnified Party harmless from and against any and all claims, damages, losses, liabilities and expenses (including all fees and charges of internal or external counsel with whom any Indemnified Party may consult and all expenses of litigation and preparation therefor) which any Indemnified Party may incur or which may be asserted against any Indemnified Party by any person, entity or governmental authority (including any person or entity claiming derivatively on behalf of the Borrower), in connection with or arising out of or relating to the matters referred to in this Note whether (a) arising from or incurred in connection with any breach of a representation, warranty or covenant by the Borrower, or (b) arising out of or resulting from any suit, action, claim, proceeding or governmental investigation, pending or threatened, whether based on statute, regulation or order, or tort, or contract or otherwise, before any court or governmental authority; provided, however, that the foregoing indemnity agreement shall not apply to any claims, damages, losses, liabilities and expenses solely attributable to an Indemnified Party's gross negligence or willful misconduct. The indemnity agreement contained in this Section shall survive the termination of this Note, payment of any amounts hereunder and the assignment of any rights hereunder. The Borrower may participate at its expense in the defense of any such auction or claim.

7.   Miscellaneous. All notices, demands, requests, consents, approvals and other communications required or permitted hereunder ("Notices") must be in writing (except as may be agreed otherwise above with respect to borrowing requests) and will be effective upon receipt. Notices may be given in any manner to which the parties may separately agree, including electronic mail. Without limiting the foregoing, first-class mail, facsimile transmission and commercial courier service are hereby agreed to as acceptable methods for giving Notices. Regardless of the manner in which provided, Notices may be sent to a party's address as set forth

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above or to such other address as any party may give to the other for such purpose in accordance with this section. No delay or omission on the Lender's part to exercise any right or power arising hereunder will impair any such right or power. The Lender's rights and remedies hereunder are cumulative and not exclusive of any other rights or remedies which the Lender may have under other agreements, at law or in equity. No modification, amendment or waiver of, or consent to any departure by the Borrower from, any provision of this Note will be effective unless made in a writing signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Lender in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Lender's counsel. If any provision of this Note is found to be invalid, illegal or unenforceable in any respect by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorsers of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Notice is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Lender and its successors and assigns; provided, however, that the Borrower may not assign this Note in whole or in part without the Lender's written consent and the Lender at any time may assign this Note in whole or in part.

This Note has been delivered to and accepted by the Lender and will be deemed to be made in the State where the Lender's office indicated above is located. **This Note will be interpreted and the rights and liabilities of the Lender and the Borrower determined in accordance with the laws of the State where the Lender's office indicated above is located, excluding its conflict of laws rules.** The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court in the county or judicial district where the Lender's office indicated above is located; provided that nothing contained in this Note will prevent the Lender from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Lender and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

8. **Waiver of Jury Trial. The Borrower irrevocably waives any and all right it may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Notice or any transaction contemplated in any of such documents. The Borrower acknowledges that the foregoing waiver is knowing and voluntary.**

The Borrower acknowledges that it has read and understands all of the provisions of this Note, including the waiver of jury trial, and has been advised by counsel as necessary or appropriate.

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WITNESS the due execution hereof by an authorized officer of Borrower, with the intent to be legally bound hereby.

LENDER:

RESIDENTIAL MANAGEMENT COMPANY,
a Kentucky corporation



By: _____
Name: Gregory A. Wells
Title: Executive Vice President

BORROWER:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture

By: Orlando Lake Forest, Inc., its Managing
       General Partner



By: _____
Name: Brian F. Lavin
Title: President